UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry in a Material Definitive Agreement

On January 21, 2025, Critical Metals Corp (the “Company”) announced its Board of Directors had approved a comprehensive bitcoin (“BTC”) treasury strategy, adopting BTC as a primary asset in the Company’s treasury program. In connection with such strategy, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors, pursuant to which the Company may issue to the investors up to an aggregate of $500,000,000 in senior convertible notes (the “Notes”) in one or more multiple closings to occur no later than five years after the initial closing, with $100,000,000 closing in the first tranche (the” Initial Closing”). The Initial Closing is expected to occur on or about February [_], 2025 ; however, no assurances can be given that the closing conditions will be met or that the Initial Closing will occur.

Pursuant to the Purchase Agreement, at the Initial Closing, the Company shall issue to the lead investor (i) 1,000,000 ordinary shares of the Company (the “Commitment Shares”) and (ii) warrants to purchase 14,285,714 ordinary shares (the “Warrants”). The Notes are convertible into ordinary shares at a fixed conversion price of $6.00 per share and the Warrants are exercisable at $7.00 per share.

The Company may use the proceeds from the Note to purchase Bitcoin, subject to certain conditions being met, including (i) the market capitalization of the Company exceeding $820,000,000 as measured by the VWAP of the ordinary shares during the previous ten trading days, (ii) the market price of the Company’s ordinary shares exceeding 150% of the conversion price of the Note, (iii) the amount is less than or equal to 10% of the lowest daily trading value of the Company’s ordinary shares on any of the previous 20 trading days, (iv) no Equity Conditions Failure (as defined in the Purchase Agreement) has occurred that is then continuing, (v) the amount does not exceed 10% of the original principal amount of the Note and the Company has not issued a notice to purchase BTC within the previous 30 calendar day period, and (vi) the Bitcoin Escrow Account and the Bitcoin Escrow Account Control Agreement (as defined in the Purchase Agreement) have been executed and are in full force and effect.

Subject to the terms and conditions set forth in the Purchase Agreement, the lead buyer may require the Company to participate in one or more additional closings for the purchase by the lead buyer or other buyers approved by the lead buyer, and the sale by the Company, of one or more additional Notes, each additional Note in an original principal amount equal to $100,000,000 (the “Additional Notes”), and up to an original principal amount of $500,000,000 in the aggregate with all Notes. In connection with any additional closings, in accordance with the terms and conditions in the Purchase Agreement, the Company shall issue to the lead buyer per $100,000,000 of Additional Notes, 1,000,000 Commitment Shares and Warrants to purchase such number of ordinary shares equal to (A) the quotient of (i) the aggregate principal amount of the Additional Notes divided by the (ii) the conversion price of any such Additional Note , multiplied by (B) fifty percent (50%).

The Company’s obligations under the Note, the Purchase Agreement and other transaction documents (a) will be secured by a first priority perfected security interest and lien in (i) all assets maintained in the Bitcoin Escrow Account (as defined in the Purchase Agreement), including, but not limited to, the Escrow Bitcoin (as defined in the Purchase Agreement) deposited therein, and (ii) all assets maintained in the Cash Account (as defined in the Purchase Agreement), which at all times shall be subject to the Cash Account Control Agreement (as defined in the Purchase Agreement) and (b) will be subject to a pledge agreement, in form and substance to be agreed upon by the parties prior to the Initial Closing. The Company’s obligations under the Note shall become subject to a guaranty by the Company’s direct and indirect subsidiaries.

Pursuant to the Purchase Agreement, the Company and buyers will enter into a registration rights agreement (the “Registration Rights Agreement”) at the Initial Closing. Under the Registration Rights Agreement, the Company is required to file, no later than the earlier of (A) the 45th calendar day following the Initial Closing or the (B) the 10th calendar day following the completion of the audit of the financial statement information in connection with the Company’s acquisition of a minority stake in Tanbreez Mining Greenland A/S, a registration statement on the appropriate form providing for the resale by the buyers of the ordinary shares issuable upon conversion of the Notes, the Commitment Shares and the shares underlying the Warrant.

The foregoing description of the Purchase Agreement, Note, Warrant and Registration Rights Agreement, is a summary and is qualified in its entirety by reference to the full text of these documents, forms of which are filed as Exhibits 10.1, 10.2, 10.3, and 10.4, respectively, to this Current Report on Form 6-K and incorporated herein by reference.

The offer and sale of securities described above was conducted as a private placement pursuant to and in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D promulgated thereunder for transactions not involving a public offering.

On January 21, 2025, the Company issued a press release announcing transactions described above. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Cautionary Note Regarding Forward Looking Statements

This Form 6-K release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding the completion of the Initial Closing, any Additional Closing, and the ability of the Company to meet the release conditions described in the Purchase Agreement and to purchase BTC. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this news release, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Shell Company Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are based on information available as of the date of this Form 6-K, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1	Form of Securities Purchase Agreement
10.2	Form of Convertible Note
10.3	Form of Warrant
10.4	Form of Registration Rights Agreement
99.1	Press Release dated January 21, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: January 22, 2025

4